Exhibit 99.17

Quantum eMotion Announces the Creation of

Quantum eHealth, a New Subsidiary Focused on

Healthcare Cybersecurity Applications

MONTREAL, January 10th, 2024 – Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Company”), a pioneering force in classical and quantum cybersecurity solutions, proudly announces the formation of Quantum eHealth Inc., a wholly owned subsidiary dedicated to the development and commercialization of healthcare applications for its cutting-edge cybersecurity platform.

In a strategic move to enhance value and focus on the burgeoning digital healthcare security market, QeM has decided to spin off its Digital Healthcare Cybersecurity Activities into Quantum eHealth Inc. This new entity will be endowed with significant assets, including an exclusive license for the application of QeM’s intellectual property in the healthcare sector. QeM will continue to focus on the development and commercialization of the different iterations of its Quantum Random Number Generator (QRNG) such as Hardware Security Module (HSM), microchip, including its cloud-based platform Sentry-Q for other markets such as financial services, blockchain, military, IoT and others.

Francis Bellido, CEO of QeM, expressed his enthusiasm for this pivotal development, stating: “The establishment of Quantum eHealth Inc. is a strategic step that allows us to tap into alternative funding sources, distinct from public markets. This approach is also aimed at optimizing operational efficacy and maximizing shareholder value. While in the past 18 months, capital markets have been rough for small-cap technology companies, I expect that QeM will soon be recognized at a valuation that truly reflects its intrinsic value, based on its unique technology and the constant security threat posed by Cyber-criminality in healthcare.”

Indeed, this announcement comes amid growing concerns about cybersecurity threats in the healthcare sector. Recent studies, including the insightful resource “Healthcare and Cybersecurity: Statistics, Facts, and Trends” found at SafetyDetectives (https://www.safetydetectives.com/blog/healthcare-cybersecurity-statistics/), highlight the alarming rate of cyberattacks in this industry. With threats accounting for 70% of all large-scale data security incidents, the need for robust cybersecurity solutions in healthcare has never been more urgent.

The healthcare industry faces unique challenges due to the sensitive nature of patient data. High-profile breaches, such as those experienced by iSofH in Vietnam and Anthem Blue Cross, underscore the critical need for advanced security measures. The financial, reputational, and personal impacts of these attacks are substantial, with an average cost of $10.10 million per incident.

Quantum eHealth Inc. is poised to address these challenges by leveraging QeM’s advanced cybersecurity technologies. The subsidiary will focus on protecting sensitive medical data and ensuring uninterrupted healthcare services, in an industry where the stakes are exceptionally high.

Quantum eMotion is committed to delivering unparalleled cybersecurity solutions, and the creation of Quantum eHealth Inc. marks a significant milestone in our journey to safeguard the digital landscape of healthcare.

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.